SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2015

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding the connected transaction regarding formation of joint venture by China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on October 29, 2015.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

CONNECTED TRANSACTION
FORMATION OF JOINT VENTURE

The board of directors of the Company together with its directors thereof guarantee that the information contained in this announcement does not contain any false statements, misleading representations or material omissions, and all of them severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the contents herein contained.

On 29 October 2015, the Company entered into the JV Agreement with SAMC in relation to the formation of the Gaoqiao Petrochemical Co. Gaoqiao Petrochemical Co. shall have a registered capital of RMB 10 billion. Sinopec Corp. will subscribe capital contribution of RMB5.5 billion by the net assets of Gaoqiao Branch  of Sinopec Corp. and cash, representing 55% of the registered capital of Gaoqiao Petrochemical Co.; SAMC will subscribe capital contribution of RMB4.5 billion by certain net assets of Gaoqiao Branch of SAMC and cash, representing 45% of the registered capital of Gaoqiao Petrochemical Co.

Pursuant to the Hong Kong Listing Rules, SMAC is a wholly-owned subsidiary of China Petrochemical Corporation, the controlling shareholder of Sinopec Corp. Pursuant to Chapter 14A of the Hong Kong Listing Rules, Sinopec Group and its subsidiaries are connected persons of Sinopec Corp., the Transaction therefore constitutes a connected transaction under the Hong Kong Listing Rules. As certain applicable percentage ratios of the Transaction exceed 0.1% but fall below 5%, the Transaction is subject to the reporting and announcement requirements but is exempt from independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

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I.	Overview of the Transaction

On 29 October 2015, the Company entered into the JV Agreement with SAMC in relation to the formation of the Gaoqiao Petrochemical Co. Gaoqiao Petrochemical Co. shall have a registered capital of RMB 10 billion. Sinopec Corp. will subscribe capital contribution of RMB5.5 billion by the net assets of Gaoqiao Branch of Sinopec Corp. and cash, representing 55% of the registered capital of Gaoqiao Petrochemical Co.; SAMC will subscribe capital contribution of RMB4.5 billion by certain net assets of Gaoqiao Branch of SAMC and cash, representing 45% of the registered capital of Gaoqiao Petrochemical Co.

II.	Basic Information on the Parties to the Transaction

As at the date of this announcement, the basic information of SAMC is set out as follows:

Name	Sinopec Assets Management Corporation (中國石化集 團資產經營管理有限公司)

Registered address	12/F, No. 22 Chaoyangmen North Street, Chaoyang District, Beijing

Shareholder:	China Petrochemical Corporation

Legal representative	Xie Zhenglin (解正林)

Registered capital	RMB30 billion

Enterprise nature	limited liability company (sole proprietorship of legal person)

Principal business
power generation; production and sales of gas; centralised water supply; industrial investment and investment management; heat production and supply; production and sales of chemicals, chemical fibre and fine chemicals; purchase and sales of petrochemical raw and auxiliary materials, equipment and spare parts, etc.

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Financial condition and development of the principal business
In 2014, the audited operating income of SAMC amounted to RMB64,694.6947 million, with the net loss of RMB2,221.4647 million. As at the end of 2014, the total audited assets of SAMC amounted to RMB78,630.34 million, with the net assets of RMB50,110.8565 million. In recent years, SAMC continued to deepen its reform by actively promoting asset utilisation and disposal, striving to improve the capital structure and enhancing the asset quality, which resulted in stable operations.

Other relationships with Sinopec Corp.
SAMC is a wholly-owned subsidiary of China Petrochemical Corporation, the controlling shareholder of Sinopec Corp. Save as mentioned above and disclosed in the prospectus, periodical report and announcements published by Sinopec Corp., there are no other significant relationships in terms of property rights, businesses, assets, credits and debts and personnel between SAMC and Sinopec Corp.

III.	Basic Information on the Transaction

(I)	Transaction type and basic information on Gaoqiao Petrochemical Co.

1.	Transaction type

The type of the Transaction is a joint investment with connected persons, i.e. Gaoqiao Petrochemical Co. to be established through joint investment of Sinopec Corp. and SAMC. Upon establishment, Gaoqiao Petrochemical Co. will become a non wholly-owned subsidiary of the Company.

2.	Basic information on Gaoqiao Petrochemical Co.

Business scope:
Oil refining; production, operation, wholesale, sale, and resale of gasoline, kerosene, diesel,  lubricant, fuel oil, fuel gas, bitumen, heavy oil, rubber and other petrochemical feedstock, chemical fibre and fine chemical product; procurement and sales of petrochemical raw and auxiliary materials, equipment and spare parts; electric power, heat, water, transportation, warehousing and port operations, etc.

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Registered capital:	RMB10 billion

Funding and proportion of contribution:
Sinopec Corp. will subscribe capital contribution of RMB5.5 billion by the net assets of Gaoqiao Branch of Sinopec Corp. and cash, representing 55% of the registered capital of Gaoqiao Petrochemical Co.; SAMC will subscribe capital contribution of RMB4.5 billion by certain net assets of Gaoqiao Branch of SAMC and cash, representing 45% of the registered capital of Gaoqiao Petrochemical Co.

Operation period:	50 years commencing from the establishment date of Gaoqiao Petrochemical Co. (being the date on which the business license of Gaoqiao Petrochemical Co. is issued).

Personnel arrangement of the board and the management:
Gaoqiao Petrochemical Co. will establish the board of directors and operations management. The board will consist of 7 directors, and the operations management will consist of 1 general manager, 5 vice-general managers and 1 chief accountant.

3.	Information on assets

In the Transaction, the Company intends to contribute capital by the net assets of Gaoqiao Branch of Sinopec Corp. and SAMC intends to contribute capital by certain net assets of Gaoqiao Branch of SAMC. All of such assets are operated in good condition. As of this announcement, the ownerships of such assets are clear, without any mortgage, pledge or other third party rights. Such assets do not involve any significant dispute, litigation, arbitration or judicial measures such as sealing up and freezing, and there is no other circumstance that may hinder the transfer of ownerships.

Gaoqiao Branch of Sinopec Corp. was established on 12 April 2000. As of 30 June 2015, its crude oil processing capacity was 12.5  million tonnes, and the annual chemical products production capacity was over 0.8 million tonnes. Its main products include gasoline, jet fuel, diesel, lubricant base oils, paraffin wax, synthetic rubber, etc.

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The audited financial information of relevant assets of Gaoqiao Branch of Sinopec Corp. for each of the year 2013, 2014 and the 6 months ended 30 June 2015 is summarised below:

	2013	2014	RMB million 6 months ended 30 June 2015

Total assets	13,949.9046	13,312.9532	13,045.4346
Total liabilities	9,469.9757	9,704.6212	8,207.0016
Net assets	4,479.9289	3,608.3320	4,838.4330

The profit before taxation of relevant assets of Gaoqiao Branch of Sinopec Corp. for each of the year 2013 and 2014 is RMB-1,157.2016 million and RMB-2,087.607 million, respectively; and the net loss of such is RMB1,190.4738 million and RMB2,084.263 million respectively.

Gaoqiao Branch of SAMC was established on 12 April 2007. Its annual chemical production capacity is 0.2 million tonnes. Its main products include polyether, Dicumyl peroxide (DCP), electric power, steam, etc.

The audited financial information of relevant assets of Gaoqiao Branch of SAMC for each of the year 2013, 2014 and the 6 months ended 30 June 2015 is summarised below:

	2013	2014	RMB million 6 months ended 30 June 2015
Total assets	4,966.7429	4,789.1147	4,347.8581
Total liabilities	237.6688	233.4990	420.3816
Net assets	4,729.0741	4,555.6157	3,927.4765

The profit before taxation of relevant assets of Gaoqiao Branch of SAMC for each of the year 2013 and 2014 is RMB391.5290 million and RMB320.7116 million, respectively; and the net profit of such is RMB391.4865 million and RMB320.7116 million, respectively.

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(II)	Consideration and pricing basis of the Transaction

According to the Valuation Report on Gaoqiao Branch of Sinopec  Corp. issued by Shanghai Cai Rui, before the valuation, the carrying amount of the net asset of Gaoqiao Branch of Sinopec Corp. which will be contributed as registered capital was RMB 4,838.433 million in the balance sheet. Using the cost approach, as at the Valuation Base Date, the net assets of Gaoqiao Branch of Sinopec Corp. which will be  contributed  as  registered  capital were evaluated at RMB 5,578.4017 million in the balance sheet (recorded valuation result shall prevail), representing an increase of RMB 739.9687 million or 15.29%.

According to the Valuation Report on Gaoqiao Branch of Sinopec Corp., the value of intangible assets of Gaoqiao Branch of Sinopec Corp. was 125.68% higher than its carrying amount, mainly due to the land appreciation of RMB192.7618 million. Such land was acquired in around 2005. In recent years, the local land market prices raised to certain extent, leading to the higher valuation of such land than its carrying amount accordingly.

According to the Valuation Report on Gaoqiao Branch of SAMC issued by Shanghai Cai Rui, before the valuation, the carrying amount of certain net assets of Gaoqiao Branch of SAMC which will be contributed as registered capital was RMB3,927.4765 million in the balance sheet. Using the cost approach, as at the Valuation Base Date, certain net assets of  Gaoqiao Branch of SAMC which will be contributed as registered capital were evaluated at RMB 4,569.1985 million in the balance sheet (recorded valuation result shall prevail), representing an increase of RMB641.722 million or 16.34%.

According to the Valuation Report on Gaoqiao Branch of SAMC, the value of available-for-sale financial assets of Gaoqiao Branch of SAMC was 74.96% higher than its carrying amount, primarily because the aggregated value of net assets of invested companies,  calculated  based  on  the proportion of equity interest, is higher than the carrying amount of investment cost.

In view of the above and after arm’s length negotiation, Sinopec  Corp. intends to subscribe capital contribution of RMB5.5 billion by the net assets of Gaoqiao Branch of Sinopec Corp and cash, and SAMC intends to subscribe capital contribution of RMB4.5 billion by certain net assets of Gaoqiao Branch of SAMC and cash, in order to jointly establish Gaoqiao Petrochemical Co., in which Sinopec Corp. will hold 55% equity interest and SAMC will hold 45% equity interest.

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(III)	Plan for Transfer of Creditor’s Rights and Assignment of Debts

As of 30 June 2015, the total amount of creditors’ rights of Gaoqiao Branch of Sinopec Corp. and Gaoqiao Branch of SAMC were 10.009 billion and 309 million, respectively. After the establishment of Gaoqiao Petrochemical Co., all the claims will be transferred to Gaoqiao Petrochemical Co. The total amount of debts of Gaoqiao Branch of Sinopec Corp. and Gaoqiao Branch of SAMC were 8.196 billion and 420 million, respectively. After the establishment of Gaoqiao Petrochemical Co., all the debts will be assigned to Gaoqiao Petrochemical Co. Gaoqiao Branch of Sinopec Corp. and Gaoqiao Branch of SAMC are proactively communicating with the creditors to seek their approval of such proposed assignment of such debts.

IV.	Major Contents of the Transaction

The principal terms of the JV Agreement entered into between Sinopec Corp. and SAMC are set out as follows:

Parties	1)	Sinopec Corp.

	2)	SAMC

Contribution term or instalment contribution arrangement	The registered capital of Gaoqiao Petrochemical Co. shall be paid by Sinopec Corp. and SAMC in accordance with its contribution proportion in two instalments:

	1)
the first instalment: Sinopec Corp. and SAMC shall initially contribute RMB100 million, representing 1% of the registered capital, of which Sinopec Corp. shall initially contribute RMB55 million and SAMC shall initially contribute RMB45 million; Sinopec Corp. and SAMC shall deposit the initial contribution capital in the account of Gaoqiao Petrochemical Co. within 30 working days from the date on which the JV Agreement was entered into;

	2)
the second instalment: Sinopec Corp. and SAMC shall contribute RMB9.9 billion in the second instalment, which shall be paid by Sinopec Corp. and SAMC respectively through injecting the evaluated assets of Gaoqiao Branch of Sinopec Corp. and Gaoqiao Branch of SAMC into Gaoqiao Petrochemical Co. before 31 December 2016.

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Major obligation of the parties to the JV Agreement in the future	Sinopec Corp. and SAMC shall jointly go through the approval procedures for the operation of Gaoqiao Petrochemical Co., and shall make full contribution in accordance with the JV Agreement.

Default liabilities	1)
In the event that Sinopec Corp. and/or SAMC fails to pay or pay up any of its contributions within the period of contribution as scheduled in the JV Agreement, the default party shall pay up the contribution due no later than 30 days from receiving the notice of call for capital contribution from the non-defaulting party; otherwise, in  the case of default payment of the initial contribution, the non-defaulting party may terminate the JV Agreement and claim for default; in the case of default payment of other joint venture contribution, the non-defaulting party may demand the defaulting party to fully contribute capital on its part, or decide to terminate the JV Agreement and acquire the contribution of the defaulting party, or decide to terminate the contract, make up the payable but unpaid contribution of the defaulting party and adjust the shareholding proportion of the parties.

2)
No matter the non-defaulting party selects any way of holding the defaulting party responsible for breach of JV Agreement above, it may at the same time demand default fine from the defaulting party, which should be paid in the following way: from the second date after defaulting on contribution, the defaulting party shall pay default fine calculated according to the lending interest rate of banks during the same period to the non-defaulting party, until the contribution is paid up or the non-defaulting party issues the notice  of terminating the JV Agreement. Meanwhile, the non-defaulting party may demand the defaulting party to compensate for the economic loss resulted from the unpaid or not fully paid up contribution by law.

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3)
Where any economic loss is caused on Gaoqiao Petrochemical Co. or the other party as a result of the failure of either party of Sinopec Corp. and SAMC to perform the JV Agreement and other obligations other than capital contribution under the articles of association of Gaoqiao Petrochemical Co., the default party shall be liable for damages. If both parties are in breach, each of them shall bear their respective obligations according to the actual situation.

Dispute resolution
All disputes arising from the execution of the JV Agreement or in connection therewith shall be settled through amicable negotiations. If any dispute is still not settled within 90 days after a prior notice first served by either party on the other party of such dispute, both parties agree to assort it to Beijing Arbitration Commission for settlement according to its arbitration rules in Beijing.

Effective terms and time
JV Agreement shall be established as it is signed and sealed by both  parties; and  come into force  upon the completion of the internal and external approval procedures of both parties to the JV Agreement.

V.	Purpose of the Transaction and Its Effect on the Company

(I)	Reasons for and benefits of the Transaction

The establishment of Gaoqiao Petrochemical Co. will reduce the competition between Sinopec Corp. and China Petrochemical Corporation, facilitate the overall improvement of Gaoqiao Branch of Sinopec Corp. and Gaoqiao Branch of SAMC, expand the Company’s development in Shanghai area and enhance its competitiveness.

(II)	Effect on the Company

Profit before taxation of relevant assets of Gaoqiao Branch of Sinopec Corp. in 2014 was RMB-2,088 million and profit before taxation of relevant assets of Gaoqiao Branch of SAMC in 2014 was RMB321 million. With the formation of Gaoqiao Petrochemical Co., Sinopec Corp.’s pro forma consolidated statements recorded an increase of RMB321 million in profit before taxation than that in the original consolidated statements.

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VI.	Approval Procedures for the Transaction

(I)	Approval by the Board

On 29 October 2015, Sinopec Corp. convened the third meeting of the sixth session of the Board, at which the resolution in relation to the Transaction was approved unanimously by all the non-connected directors.

When voting on the foregoing resolution in relation to the connected transaction by the Board, all connected directors, namely Mr. Wang Yupu, Mr. Zhang Jianhua, Mr. Zhang Haichao and Mr. Jiao Fangzheng, abstained from voting. Except for such connected directors, no other directors have material interests in the Transaction. The independent non-executive directors unanimously approved the Transaction.

(II)	Prior Approval and Independent Opinions of Independent Non-executive Directors

Prior approval had been obtained from the independent non-executive directors in respect of the Transaction before it was submitted to the Board for approval and the independent non-executive directors expressed  the  following independent opinions in respect of the Transaction: the terms of the Transaction agreement was on normal commercial terms, fair and reasonable to  the independent shareholders of the Company and in the interest of the Company and its shareholders as a whole. No circumstances are detrimental to the interests of the Company and its independent shareholders.

VII.	Independent Financial Advisor’s Opinion

In order to advise the Independent Non-executive Directors in respect of the reasonableness and fairness of the Transaction, the Independent Financial Advisor has been appointed by the Company to issue an Independent Financial Advisor’s report on the Transaction in which the Independent Financial Advisor expressed the following opinions:

(1)
The JV Agreement and the Transaction contemplated thereunder was on normal commercial terms. The terms of the Transaction and the valuation of the proposed injected assets were fair and reasonable; and

(2)	The Transaction is in the interest of the Company and its shareholders as a whole.

VIII.	Hong Kong Listing Rules Implications

Pursuant to the Hong Kong Listing Rules, SMAC is a wholly-owned subsidiary of China Petrochemical Corporation, the controlling shareholder of Sinopec

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Corp. Pursuant to Chapter 14A of the Hong Kong Listing Rules, Sinopec Group and its subsidiaries are connected persons of Sinopec Corp., the Transaction therefore constitutes a connected transaction under the Hong Kong Listing Rules. As certain applicable percentage ratios of the Transaction exceed 0.1% but fall below 5%, the Transaction is subject to the reporting and announcement requirements but is exempt from independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

IX.	General Information

Sinopec Corp. is one of the largest integrated energy and chemical company in China, which is mainly engaged in oil and gas exploration and production, pipeline transmission and marketing; oil refining; production, marketing, storage and transportation of petrochemicals, coal chemical, chemical fibres, chemical fertilisers and other chemical products; import, export and import/export agency business of oil, natural gas, refined oil products, petrochemicals and other chemicals and other commodities and technologies; research, development and application of technology and information.

China Petrochemical Corporation was established in July 1998, and it is a state authorized investment organisation and a state-controlled company, with a current registered capital of RMB274.87 billion. Upon reorganisation in 2000, Sinopec Group transferred its principal petrochemical business to Sinopec Corp. The principal operations of China Petrochemical Corporation include: procuring its subsidiaries in exploration, exploitation, storage and transportation (including pipeline transportation), sales and comprehensive utilisation of oil and natural gas; procuring its subsidiaries in oil refining; procuring its subsidiaries in wholesale and retail of oil products; procuring its subsidiaries in production, sales, storage, transportation of petrochemical and other chemical products; industrial investment and investment management; exploration and design, construction and installation of petroleum and petrochemical engineering; repairing and maintenance of petroleum and petrochemical equipment; manufacture of mechanical and electrical equipment; technology and information, research and development, application and consultation services of alternative energy products; import and export business.

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X.	Definition

“Board”	the board of the Company

“Company”/“Sinopec Corp.”	China Petroleum & Chemical Corporation

“China Petrochemical Corporation”	China Petrochemical Corporation (中國石化集團公司)

“Gaoqiao Branch of Sinopec Corp.”	China Petroleum & Chemical Corporation Shanghai Gaoqiao Branch (中國石油化工股份有限公司上海高橋 分公司)

“Gaoqiao Branch of SAMC”	Sinopec Assets Management Corporation Shanghai Gaoqiao Branch (中國石化集團資產經營管理有限公司 上海高橋分公司)

“Gaoqiao Petrochemical Co.”
Sinopec Shanghai Gaoqiao Petroichemical Company Limited (中國石化上海高橋石油化工有限公司) (This is provisional name. The company name finally registered with the industrial and commercial administrative department shall prevail)

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Independent Financial Advisor”
ABCI Capital Limited, a corporation licensed under the Securities and Futures Ordinance to carry out Type 1 regulated activities (dealing in securities) and Type 6 regulated activities (advising on corporate finance)

“IndependentNon-executive Directors”	The independent non-executive directors of the Company

“JV Agreement”	The Joint Venture Agreement in relation to establish Gaoqiao Petrochemical Co.

“RMB”	Renminbi yuan, the lawful currency of the PRC

“SAMC”	Sinopec Assets Management Corporation (中國石化集團資產經營管理有限公司), the wholly subsidiary of China Petrochemical Corporation

“Subsidiaries”	has the meaning under the Hong Kong Listing Rules

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“Shanghai Cai Rui”	Shanghai Cai Rui Assets Evaluation Co., Ltd (上海財瑞資產評估有限公司)

“Transaction”
The formation of Gaoqiao Petrochemical Co. with SAMC, of which RMB 5,500 million will be contributed by Sinopec Corp. by the net assets of Gaoqiao Branch of Sinopec Corp. and cash, representing 55% of the total registered capital of Sinopec Gaoqiao Company

“Valuation Base Date”	30 June 2015

“Valuation Report on Gaoqiao Branch of SAMC”
the “Valuation Report on the Proposed Capital Contribution by Injecting Certain Net Assets of Shanghai Gaoqiao Branch of Sinopec Assets Management Co. Ltd., to Establish a Subsidiary” (No. Hu Cai Rui Ping Bao (2015) 1211) issued by Shanghai Cai Rui on 18 October 2015 (“Unaudited Draft Record”)

“Valuation Report on Gaoqiao Branch of Sinopec Corp.”
the “Valuation Report on the Proposed Capital Contribution by  Injecting  the  Net Assets of  Shanghai Gaoqiao Branch of Sinopec Corp. to Establish a Subsidiary” (No. Hu Cai Rui Ping Bao (2015) 2049) issued by Shanghai Cai Rui on 18 October 2015 (“Unaudited Draft Record”)

“%”	Per cent

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
29 October 2015

As at the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang Haichao#, Jiao Fangzheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Secretary to the Board of Directors

Date: October 30, 2015